UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42727

HOTEL101 GLOBAL HOLDINGS CORP.
(Name of Registrant)

20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exhibit Number	Description of Exhibit
99.1	Company announcement, September 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2026

HOTEL101 GLOBAL HOLDINGS CORP.

By:	/s/ Marriana H. Yulo
Name:	Marriana H. Yulo
Title:	Authorized Signatory

By:	/s/ Rodolfo Ma. A. Ponferrada
Name:	Rodolfo Ma. A. Ponferrada
Title:	Authorized Signatory

[Signature Page to Form 6-K]

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